NEWS RELEASE

AMEX / TSX: RLO

“FEBRUARY 3 - 2006”	NR:06-01

REGALITO CONTINUES TO REVIEW STRATEGIC ALTERNATIVES

Vancouver, British Columbia – In accordance with Toronto Stock Exchange rules, Regalito Copper Corp announces that it is continuing to review strategic alternatives with its financial advisors regarding its Regalito copper leach project in Chile.  On September 6, 2005, Regalito announced that it had retained Bear, Stearns & Co. Inc. as lead financial advisor and AssetChile as co-financial advisor to evaluate strategic alternatives, including the potential sale of the company and/or the Regalito project.

REGALITO COPPER CORP	For further information contact:
David Strang, President
Signed: “David Strang”	dstrang@regalitocopper.com
tel: + 604 687 0407
David Strang, President	fax: + 604 687 7041

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@regalitocopper.com      www.regalitocopper.com     T: 604 687 0407    F: 604 687 7041